                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           TAKE TO AUCTION.COM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                     874052
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                                 (CUSIP number)


                                  ILIA LEKACH
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             11701 N.W. 101ST ROAD
                              MIAMI, FLORIDA 33178
                                 (305) 889-1600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 16, 2000
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 2 OF 8
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E Com Ventures, Inc.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS (See Instructions)

          WC, 00
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          a Florida corporation
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                                      7    SOLE VOTING POWER

                                           630,889
           NUMBER OF               ---------------------------------------------
            SHARES                    8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                        NONE
             EACH                  ---------------------------------------------
          REPORTING                   9    SOLE DISPOSITIVE POWER
         PERSON WITH
                                           630,889
                                   ---------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           NONE
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          630,889
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [X]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.4%(1)
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   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
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(1)  Based on a total of 7,300,000 shares of Common Stock outstanding as stated
     in the Issuer's 424B3 dated June 15, 2000 and giving effect to the exercise of warrants to purchase 200,000 shares of Common Stock.

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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 3 OF 8
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Take To Auction. Com, Inc, a Florida corporation. The principal executive office of the issuer of such securities is located at 5555 Anglers Avenue, Suite 16, Ft. Lauderdale FL. 33312.

ITEM 2.  IDENTITY AND BACKGROUND

         E Com Ventures, Inc. is a Florida corporation ("E Com" or the "Reporting Person").

         The address of E Com's principal office is 11701 N.W. 101 Road, Miami, Florida 33178.

         The principal business of E Com is cross marketing opportunities between the Internet companies in which it has invested and its wholly-owned subsidiary Perfumania, Inc., a perfume retailer and wholesaler.

         The names, present principal occupation or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted of all executive officers and directors of the Reporting Person are listed on Schedule I hereto. All executive officers and directors of the Reporting Person are citizens of the United States, except A. Mark Young, a citizen of Jamaica.

         Neither the Reporting Person nor any executive officer or director thereof, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor any executive officer or director thereof, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Between June 13, 2000 and June 15, 2000, E Com purchased 430,889 shares of Common Stock of Take To Auction.com, Inc. (the "Issuer"), of which (i) 250,000 shares of Common Stock were purchased for $2,000,000 in the Issuer's initial public offering on June 19, 2000 with general working capital of E Com,
(ii) 138,889 shares of Common Stock were acquired through conversion on June 16, 2000 of a $1,000,000 Convertible Promissory Note of the Issuer and (iii) 42,000 shares were purchased in the open market with general working capital of E Com as follows: 21,000 shares for $174,090 on June 13, 2000; 1,000 shares for $8,870 on June 14, 2000; 19,500 shares for $171,795 on June 15, 2000; 500 shares for
$4,410 on June 15, 2000. Pursuant to a warrant issued December 21, 1999, E Com has the immediately exercisable right to purchase an additional 100,000 shares of Issuer's Common Stock. Pursuant to a warrant issued March 9, 2000, E Com has the immediately exercisable right to purchase an additional 100,000 shares of Issuer's Common Stock. In addition (i) Zalman Lekach, a director of the Reporting Person, purchased, with personal funds, 20,000 shares of Issuer's Common Stock for $160,000 in the Issuer's initial public offering on June 19, 2000 and (ii) Jerome Falic, a director and President of the Reporting Person purchased, with personal funds, 2,000 shares for $16,000 in the Issuer's initial public offering on June 19, 2000. The Reporting Person disclaims beneficial ownership of the shares purchased by Zalman Lekach and Jerome Falic.



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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 4 OF 8
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ITEM 4.  PURPOSE OF TRANSACTION

         E Com, Zalman Lekach, and Jerome Falic acquired the Common Stock for general investment purposes. E Com, and other individuals or entities that may be deemed to be affiliates of the Reporting Person, have not yet determined if they will acquire additional shares of the Issuer.

         E Com and its officers and directors intend to review continuously their investment in the Issuer and may enter into strategic alliances to cross-market and cross-promote the entities. Depending on their evaluation of the Issuer's business and prospects and future developments, the Reporting Person, or other individuals or entities that may be deemed to be affiliates of the Reporting Person, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

         Except as described in this Item 4, E Com, or other individuals or entities that may be deemed to be affiliates of the Reporting Person, have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

-----------------------------------------------------------------------------------------
                                                Aggregate Number             Percentage
       Beneficial Owner                 of Shares Beneficially Owned          of Class
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
E Com                                              630,889                      8.4(1)
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Zalman Lekach(2)                                    20,000                      0.3
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Jerome Falic(2)                                      2,000                      (3)
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

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(1)  Based on a total of 7,300,000 shares of Common Stock outstanding as stated
     in the Issuer's 424B3 dated June 15, 2000 and giving effect to the exercise of warrants to purchase 200,000 shares of Common Stock.

(2) The Reporting Person disclaims beneficial ownership in shares owned by the named individual.

(3)  Less than 1/10 of a percent.



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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 5 OF 8
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         (b) The number of shares of Common Stock as to which each person named in paragraph (a) above has sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is set forth in paragraph
(a) above under the heading "Aggregate Number of Shares Beneficially Owned."

         (c) Between June 13, 2000 and June 15, 2000, E Com purchased 430,889 shares of Common Stock the Issuer, of which (i) 250,000 shares of Common Stock at $8.00 per share were purchased in the Issuer's initial public offering on June 19, 2000 with general working capital of E Com, (ii) 138,889 shares of Common Stock at $7.20 per share were acquired through conversion of a Convertible Promissory Note of the Issuer on June 16, 2000 and (iii) 42,000 shares were purchased in the open market with general working capital of E Com as follows: 21,000 shares at $8.29 per share on June 13, 2000; 1,000 shares at $8.87 per share on June 14, 2000; 19,500 shares at $8.81 per share on June 15, 2000; 500 shares at $8.82 per share on June 15, 2000. Pursuant to a warrant issued December 21, 1999, E Com has the immediately exercisable right to purchase an additional 100,000 shares of Issuer's Common Stock at the public offering price less underwriters' commission. Pursuant to a warrant issued March 9, 2000, E Com has the immediately exercisable right to purchase an additional 100,000 shares of Issuer's Common Stock at the public offering price less underwriters' commission.

         Zalman Lekach purchased, with personal funds, 20,000 shares at $8.00 per share in the Issuer's initial public offering on June 19, 2000. Jerome Falic purchased, with personal funds, 2,000 share at $8.00 per share in the Issuer's initial public offering on June 19, 2000.

         There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the persons named in paragraph
(a) above except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 21, 1999, E Com loaned $1,000,000 to the Issuer pursuant to the terms of a related convertible promissory note (the "Note"). The principal balance of the Note was payable on December 20, 2001, and interest, which accrued at a rate of six percent per annum, was payable semi-annually on the 21st day of each June and December commencing June 21, 2000. During the subscription period, which commenced on the effective date of Issuer's registration statement relating to its initial public offerings (the "Registration Statement") and expired fourteen days later, E Com had the right to convert all of the principal amount of the Note into shares of the Issuer's Common Stock at the conversion price per share equal to the Issuer's initial public offering price, less the underwriters' commission. On June 16, 2000, E Com converted the Note into 138,889 shares of Issuer's Common Stock.

         On December 21, 1999, Issuer issued to E Com a warrant to purchase up to 300,000 shares of the Issuer's Common Stock (the "Warrant"), subsequently adjusted to 100,000 shares due to Issuer's one-for-three reverse stock split occurring on May 4, 2000 at the conversion price per share equal to the Issuer's initial public offering price, less the underwriters' commission. The Warrant is exercisable in whole or in part at any time






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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 6 OF 8
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commencing the business day immediately following the effective date of the
Registration Statement and expiring 5:00 p.m. Eastern Standard Time on June 12, 2001. The Warrant is subject to customary anti-dilution protections.

         On March 9, 2000, E Com loaned an additional $1,000,000 to the Issuer pursuant to the terms of a convertible promissory note (the "March Note"). The terms of the March Note were identical to the Note, except that the principal balance was payable on March 8, 2002 and interest was payable semi-annually on the 9th day of each September and March commencing September 9, 2000. On June 16, 2000 Issuer prepaid the March Note.

         On March 9, 1999, the Issuer issued to E Com an additional warrant to purchase 300,000 warrants (the "March Warrant"), subsequently adjusted to 100,000 shares due to Issuer's one for three reverse stock split occurring on May 4, 2000. The March Warrant is subject to the same terms as the Warrant described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Note and Warrant Purchase Agreement, Convertible Promissory Note and Warrant between Take to Auction.com and E Com Ventures, Inc. dated December 21, 1999 incorporated by reference in Exhibit 10.12 to Amendment No. 3 to Issuer's Form S-1 Reg. No. 333-91177.

         2. Note and Warrant Purchase Agreement, Convertible Promissory Note and Warrant between Take to Auction.com and E Com Ventures, Inc. dated March 9, 2000 incorporated by reference in Exhibit 10.13 to Amendment No. 3 to Issuer's Form S-1 Reg. No. 333-91177.



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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 7 OF 8
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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              June 30, 2000
                                  -----------------------------------------
                                                  (Date)


                                  E COM VENTURES, INC.


                                  By: /s/ A. Mark Young
                                     --------------------------------------
                                     A. Mark Young, Chief Financial Officer





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

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CUSIP NO. 874052                  SCHEDULE 13D                    PAGE 8 OF 8
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                                   SCHEDULE I


Unless otherwise indicated, the business address of each of the executive officers and directors listed below is 11701 N.W. 101st Road, Miami, FL 33178


                               EXECUTIVE OFFICERS

NAME                                                 OFFICE AND ADDRESS OF EMPLOYMENT
----                                                 --------------------------------

Ilia Lekach                                          Chief Executive Officer

Jerome Falic                                         President

Marc Finer                                           President of the Retail Division

A. Mark Young                                        Chief Financial Officer

Donovan Chin                                         Chief Financial Officer of Perfumania, Inc. and Secretary

Claire Fair                                          Vice President of Human Resources

                                    DIRECTORS

                                                     PRESENT PRINCIPAL OCCUPATION AND
NAME                                                 ADDRESS OF EMPLOYMENT
----                                                 ---------------------------------

Ilia Lekach                                          Chairman of the Board and Chief Executive Officer of E Com

Jerome Falic                                         Vice Chairman of the Board and President of E Com

Marc Finer                                           President of the Retail Division of E Com

Donovan Chin                                         Chief Financial Officer of Perfumania, Inc. and Secretary of E Com

Robert Pliskin                                       Retired

Carole Ann Taylor                                    President, Miami To Go, Inc.
                                                     1717 N. Bayshore Drive, #2700
                                                     Miami, FL 33132

Horacio Groisman                                     Physician
                                                     1321 N.W. 14th Street
                                                     Miami, FL 33125

Zalman Lekach                                        Chief Operating Officer, IFX Corporation
                                                     15050 NW 79 Ct.
                                                     Ste. 200
                                                     Miami Lakes, Florida 33016